Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement effective as of July 10, 2025.

Think Investments LP

By: _Marcus H. Werner_

Name: Marcus Werner
Title: Chief Compliance Officer

Think India Opportunities Master Fund LP

By: _Marcus H. Werner_

Name: Marcus Werner
Title: Chief Compliance Officer